SAMSON OIL & GAS LIMITED
(ABN 25 009 069 005)

CIRCULAR TO SHAREHOLDERS

INCLUDING

NOTICE OF ANNUAL GENERAL MEETING
EXPLANATORY MEMORANDUM
PROXY FORM

These documents should be read in their entirety.  If shareholders are in doubt as to how they should vote, they should seek advice from their accountant, solicitor or other professional adviser prior to voting

SAMSON OIL & GAS LIMITED

SAMSON OIL & GAS LIMITED
(ABN 25 009 069 005)

NOTICE OF ANNUAL GENERAL MEETING

NOTICE IS HEREBY GIVEN that the annual general meeting of Samson Oil & Gas Limited will be held at Level 8, Conference Room, Exchange Plaza, 2 The Esplanade, Perth, Western Australia 6000 on Wednesday, 18 November 2009 at 10.00am.

AGENDA
ORDINARY BUSINESS

FINANCIAL STATEMENTS

To receive, consider and discuss the Company’s financial statements for the year ended 30 June 2009 and the reports of the directors and auditors on those statements.

RESOLUTION 1- RE-ELECTION OF DIRECTOR

In accordance with Rule 3.6 of the Constitution, Mr N MacLachlan retires by rotation and, being eligible, offers himself for re-election.

RESOLUTION 2 – ADOPTION OF REMUNERATION REPORT

To consider and if thought fit, to pass the following resolution as an ordinary resolution:

“That, for the purposes of section 250R(2) of the Corporations Act 2001 and for all other purposes, the Remuneration Report contained in the 2009 Annual Report which accompanied the notice convening this meeting be adopted by shareholders”.

Note:

In accordance with section 250R(2) of the Corporations Act 2001, this resolution is advisory only and does not bind the Directors or the Company.

RESOLUTION 3 – ISSUE OF SHARES TO N.T. MACLACHLAN

“That for the purposes of ASX Listing Rule 10.11, section 208 of the Corporations Act 2001 and all other purposes, this meeting approves the issue of 208,219 fully paid ordinary shares in the Company to Mr N T MacLachlan, a director of the Company, at a deemed issue price of 3.6 cents per share.

Note:

(a)	The shares referred to in resolution 3 will, from their date of allotment, rank pari passu in all respects with all other fully paid ordinary shares in the Company then on issue.

(b)
The shares will be issued in consideration of a 30% reduction for the period 1 May 2009 to 30 September 2009 in directors' fees, further details of which are set out in the Explanatory Memorandum.  No new funds will be raised from the issue.

(c)	The shares will be issued within one month after the date of the annual general meeting.

(d)
In accordance with Listing Rule 10.13.6 and section 224 of the Corporations Act 2001, any votes cast on resolution 3 (other than (i) by a person as proxy for a member who is entitled to vote, in accordance with the directions on the relevant proxy form or (ii) by the Chairman of the meeting as an undirected proxy for a member who is entitled to vote) by Mr MacLachlan or his associates will be disregarded.

SAMSON OIL & GAS LIMITED

RESOLUTION 4 – ISSUE OF SHARES TO T.M. BARR

“That for the purposes of ASX Listing Rule 10.11, section 208 of the Corporations Act 2001 and all other purposes, this meeting approves the issue of 1,340,792 fully paid ordinary shares in the Company to Mr T Barr, a director of the Company, at a deemed issue price of 3.6 cents per share.

Note:

(a)	The shares referred to in resolution 4 will, from their date of allotment, rank pari passu in all respects with all other fully paid ordinary shares in the Company then on issue.

(b)
The shares will be issued in consideration of a 30% reduction for the period 1 May 2009 to 30 September 2009 in directors' fees, further details of which are set out in the Explanatory Memorandum.  No new funds will be raised from the issue.

(c)	The shares will be issued within one month after the date of the annual general meeting.

(d)
In accordance with Listing Rule 10.13.6 and section 224 of the Corporations Act 2001, any votes cast on resolution 4 (other than (i) by a person as proxy for a member who is entitled to vote, in accordance with the directions on the relevant proxy form or (ii) by the Chairman of the meeting as an undirected proxy for a member who is entitled to vote) by Mr Barr or his associates will be disregarded.

RESOLUTION 5 – ISSUE OF SHARES TO V. RUDENNO

“That for the purposes of ASX Listing Rule 10.11, section 208 of the Corporations Act 2001 and all other purposes, this meeting approves the issue of 138,813 fully paid ordinary shares in the Company to Dr V Rudenno, a director of the Company, at a deemed issue price of 3.6 cents per share.

Note:

(a)	The shares referred to in resolution 5 will, from their date of allotment, rank pari passu in all respects with all other fully paid ordinary shares in the Company then on issue.

(b)
The shares will be issued in consideration of a 30% reduction for the period 1 May 2009 to 30 September 2009 in directors' fees, further details of which are set out in the Explanatory Memorandum.  No new funds will be raised from the issue.

(c)	The shares will be issued within one month after the date of the annual general meeting.

(d)
In accordance with Listing Rule 10.13.6 and section 224 of the Corporations Act 2001, any votes cast on resolution 5 (other than (i) by a person as proxy for a member who is entitled to vote, in accordance with the directions on the relevant proxy form or (ii) by the Chairman of the meeting as an undirected proxy for a member who is entitled to vote) by Dr Rudenno or his associates will be disregarded.

RESOLUTION 6 – ISSUE OF SHARES TO K. SKIPPER

“That for the purposes of ASX Listing Rule 10.11, section 208 of the Corporations Act and all other purposes, this meeting approves the issue of 138,813 fully paid ordinary shares in the Company to Mr K Skipper, a director of the Company, at a deemed issue price of 3.6 cents per share.

SAMSON OIL & GAS LIMITED

Note:

(a)	The shares referred to in resolution 6 will, from their date of allotment, rank pari passu in all respects with all other fully paid ordinary shares in the Company then on issue.

(b)
The shares will be issued in consideration of a 30% reduction in directors' fees for the period 1 May 2009 to 30 September 2009, further details of which are set out in the Explanatory Memorandum.  No new funds will be raised from the issue.

(c)	The shares will be issued within one month after the date of the annual general meeting.

(d)
In accordance with Listing Rule 10.13.6 and section 224 of the Corporations Act 2001, any votes cast on resolution 6 (other than (i) by a person as proxy for a member who is entitled to vote, in accordance with the directions on the relevant proxy form or (ii) by the Chairman of the meeting as an undirected proxy for a member who is entitled to vote) by Mr Skipper or his associates will be disregarded.

RESOLUTION 7 – ISSUE OF OPTIONS TO V. RUDENNO

“That for the purposes of ASX Listing Rule 10.11, section 208 of the Corporations Act 2001 and all other purposes, this meeting approves the issue of 500,000 options to subscribe for shares in the Company to Dr V. Rudenno, a director of the Company (or his nominee), such options to be issued on the terms and conditions set out in Appendix “A” to the explanatory memorandum which accompanied the notice convening this meeting:

Note:

(a)	The options referred to in resolution 7 will be issued within one month after the date of the annual general meeting.

(b)	The options will be issued free of charge and no funds will be raised from the issue.

(c)
In accordance with Listing Rule 10.13.6 and section 224 of the Corporations Act 2001, any votes cast on resolution 7 (other than (i) by a person as proxy for a member who is entitled to vote, in accordance with the directions on the relevant proxy form or (ii) by the Chairman of the meeting as an undirected proxy for a member who is entitled to vote) by Dr Rudenno or his associates will be disregarded.

RESOLUTION 8 – ISSUE OF OPTIONS TO K. SKIPPER

“That for the purposes of ASX Listing Rule 10.11, section 208 of the Corporations Act 2001 and all other purposes, this meeting approves the issue of 500,000 options to subscribe for shares in the Company to Mr K. Skipper, a  director of the Company (or his nominee), such options to be issued on the terms and conditions set out in Appendix “A” to the explanatory memorandum which accompanied the notice convening this meeting:

Note:

(a)	The options referred to in resolution 8 will be issued within one month after the date of the annual general meeting.

(b)	The options will be issued free of charge and no funds will be raised from the issue.

SAMSON OIL & GAS LIMITED

(c)
In accordance with Listing Rule 10.13.6 and section 224 of the Corporations Act 2001, any votes cast on resolution 8 (other than (i) by a person as proxy for a member who is entitled to vote, in accordance with the directions on the relevant proxy form or (ii) by the Chairman of the meeting as an undirected proxy for a member who is entitled to vote) by Mr Skipper or his associates will be disregarded.

PROXIES

In accordance with section 249L of the Corporations Act 2001, members are advised that:

•	each member has a right to appoint a proxy;
•	the proxy need not be a member of the Company;
•
a member who is entitled to cast two or more votes may appoint two proxies and may specify the proportion or number of votes each proxy is appointed to exercise.  If no proportion or number is specified, then in accordance with section 249X(3) of the Corporations Act 2001, each proxy may exercise one-half of the votes.

In accordance with section 250BA of the Corporations Act 2001, the Company specifies the following information for the purposes of receipt of proxy appointments:

Registered Office:	Level 36, Exchange Plaza 2 The Esplanade Perth, WA 6000

Facsimile Number:	(08) 9220 9820

Postal Address:	PO Box 7654, Cloisters Square, Perth, WA 6850

Each member entitled to vote at the general meeting has the right to appoint a proxy to attend and vote at the meeting on his behalf.  The member may specify the way in which the proxy is to vote on each resolution or may allow the proxy to vote at his discretion.  The instrument appointing the proxy must be received by the Company at the address specified above at least 48 hours before the time notified for the meeting (proxy forms can be lodged by facsimile).

In accordance with regulation 7.11.38 of the Corporations Regulations 2001, the Company determines that shares held as at 10.00am on 16 November 2009 will be taken, for the purposes of the general meeting, to be held by the persons who held them at that time.

By Order of the Board

D I Rakich
Company Secretary
9 October 2009

SAMSON OIL & GAS LIMITED

SAMSON OIL & GAS LIMITED
(ABN 25 009 069 005)

EXPLANATORY MEMORANDUM TO SHAREHOLDERS

1.           INTRODUCTION

This Explanatory Memorandum has been prepared for the information of shareholders of Samson Oil & Gas Limited in connection with the business to be transacted at the annual general meeting of the Company to be held on Wednesday 18 November 2009.

At that meeting, shareholders will be asked to consider resolutions:

Ordinary Business

•	re-electing a director who retires by rotation; and

•	adopting the remuneration report.

Special Business

•	approving the issue of shares to Directors as consideration for a reduction in remuneration for the period 1 May 2009 to 30 September 2009; and

•	approving an issue of options to certain directors of the Company.

The purpose of this Explanatory Memorandum is to provide information that the Board believes to be material to shareholders in deciding whether or not to pass those resolutions.  The Explanatory Memorandum explains the resolutions and identifies the Board’s reasons for putting them to shareholders.  It should be read in conjunction with the accompanying Notice of Meeting.

2.           GLOSSARY

The following terms and abbreviations used in this Explanatory Memorandum have the following meanings:

Act or Corporations Act	Corporations Act 2001 (Cth.)

AGM or General Meeting	The annual general meeting of the Company to be held on 18 November 2009

ASIC	Australian Securities and Investments Commission

ASX	ASX Limited (ACN 008 624 691)

ASX Listing Rules or Listing Rules	The Official Listing Rules of the ASX, as amended from time to time

SAMSON OIL & GAS LIMITED

Board	The board of directors of the Company

Director	A director of the Company

Notice of Meeting	The notice convening the General Meeting which accompanies this Explanatory Memorandum

Samson or Company	Samson Oil & Gas Limited (ABN 25 009 069 005)

Samson Options or Options	Options to subscribe for Samson Shares to be issued on the terms and conditions set out in Annexure “A” to this Exploratory Memorandum

Samson Shares or Shares	Fully paid ordinary shares in the Company

3.	RESOLUTION 1 – RE-ELECTION OF NEIL MACLACHLAN AS A DIRECTOR

In accordance with ASX Listing Rule 14.4 and pursuant to Rule 3.6(a) of the Constitution, at each annual general meeting, one-third of the Directors (excluding the Managing Director) must retire from office.  Each Director, assuming he is still eligible, is entitled to offer himself for re-election as a director at the annual general meeting which coincides with his retirement.

At the AGM Mr MacLachlan will retire by rotation in accordance with the requirements of the Company’s Constitution.  As Mr MacLachlan is eligible for re-election, he seeks re-election as a Director at the AGM.  Mr MacLachlan was appointed a director of the Company on 18 June 1998.

Mr MacLachlan has over 27 years' investment banking experience in Europe, South East Asia and Australia. He was a director of Wardley Holdings Ltd and Wardley Australia Ltd from 1979 to 1986 and of James Capel & Co. Limited from 1986 to 1990.  All three companies were investment banking subsidiaries of the Hong Kong and Shanghai Banking Corporation.    Mr MacLachlan was deputy managing director of Svenska Handelsbanken's UK investment banking division from 1990 until 1993, and from 1993 until 1997he was employed by Barrick Gold Corporation as Executive Vice President, Asia.  Mr MacLachlan was also a non-executive director of Golden Prospect Plc from 1997 to 2004.  Currently, Mr MacLachlan is an Executive Director of Ambrian Partners Limited, a UK-based investment bank specialising in the natural resources sector and which is a member of the London Stock Exchange.

4.	RESOLUTION 2 – ADOPTION OF REMUNERATION REPORT

The Corporations Act 2001 imposes certain includes the disclosure requirements for a company whose shares are quoted on the ASX by requiring that the directors of the company include a remuneration report in the Company’s annual report.  The Corporations Act also requires that the directors put a resolution to shareholders each year that the remuneration report be adopted.

The remuneration report is set out within the Company’s Annual Report.

The Remuneration Report:

•	outlines the Board’s policy for determining the nature and amount of remuneration for directors and executives of the Company;

SAMSON OIL & GAS LIMITED

•	discusses the relationship between the Board’s remuneration policy and the Company’s performance;

•	details and explains any performance condition applicable to the remuneration of a director or executive;

•	details the remuneration of each director and executive of the Company for the year; and

•
summarises the terms of any contract under which any director or executive is engaged, including the period of notice require to terminate the contract and any termination payments provided for under the contract.

The vote on the resolution is advisory only and does not bind the Directors or the Company, nor does it affect the remuneration already paid or payable to the  Directors or the executives.  The Company will not be required to alter any arrangements described in the Remuneration Report should the resolution not be passed.  However, the Board will take the outcome of the resolution into account when considering future remuneration policy.

5.           RESOLUTIONS 3, 4, 5 & 6 – ISSUE OF SHARES TO RELATED PARTIES

On 29 April 2009 the Board resolved to reduce directors' and officers' remuneration packages by 30% from 1 May 2009 as part of an effort to reduce the Company’s overheads.

The Directors also resolved, subject to shareholder approval, to issue Samson Shares as consideration for the reduction in the remuneration of directors and officers. Messrs N T MacLachlan, T M Barr V Rudenno and K Skipper are directors of the Company and are deemed under the Listing Rules to be related parties of Samson by virtue of that fact.

As such, an issue of Samson Shares to Directors requires shareholders' approval.  The purpose of Resolutions 3, 4, 5 and 6 is to seek that approval.

The issue price of the Shares to be issued as consideration for the salary reduction is 3.6 cents per Share, this being the volume-weighted average price of Samson Shares on the ASX for the period 1 May 2009 to 30 September 2009.

The following table summarises the effect of the 30% reduction in remuneration for the period 1 May 2009 to 30 September 2009:

Name	Reduced Remuneration $	No. of Samson Shares to be issued at 3.6 cents each
N T MacLachlan	7,496	208,219
T M Barr	48,268	1,340,792
V Rudenno	4,997	138,813
K Skipper	4,997	138,813

Shareholder approval for the issue of Shares to Mr MacLachlan, Mr Barr, Dr Rudenno and Mr Skipper is also required under section 208 of the Corporations Act.

Under section 208, subject to certain exceptions (none of which is applicable here), the Company cannot give a financial benefit to a related party without prior shareholder approval. Each Director is a "related party" of the Company for this purpose, whilst the issue of the Samson Shares constitutes a "financial benefit". Hence approval under section 208 is required.

SAMSON OIL & GAS LIMITED

The following information is provided to shareholders in accordance with section 219 of the Act to enable them to access whether or not it is in the Company's interests to pass resolutions 3, 4, 5 and 6:

(a)
The persons to whom the resolutions would permit a financial benefit to be given are Mr MacLachlan, Mr Barr, Dr Rudenno and Mr Skipper, each of whom is a director of the Company and a related party of the Company by virtue of section 228(2)(a) of the Act.

(b)	The nature of the financial benefit to be given is the issue of the Shares referred to in resolutions 3, 4, 5 and 6 respectively.

(c)	The aggregate value of the Samson Shares to be issued to each Director is shown in the above table.

(d)
Over the last 12 months, the highest recorded sale price of Samson Shares in trading on the ASX was $0.08 (on 13 October 2008), and the lowest recorded sale price was $0.01 (on 21 November 2008). The last recorded sale price of Samson Shares before lodgment of this Explanatory Memorandum with ASIC was $0.021.

(e)	The Directors currently have the following relevant interests in Samson securities:

Name of Director	Samson Shares	Samson Options

T M Barr	902,090	8,000,000
N T MacLachlan	1,812,500	1,000,000
V Rudenno	500,000	-
K Skipper	-	-

(f)
If all of the Samson Shares the subject of resolutions 3, 4, 5 and 6 are issued, existing shareholders' interests in the Company would be diluted by approximately [0.76]%, assuming no other Shares were issued (including by way of exercise of existing Options) in the meantime.

(g)
Although each of resolutions 3, 4, 5 and 6 is an independent resolution and not dependent on the passing of any of the other three resolutions, in the circumstances the Directors do not consider it appropriate to make a recommendation to shareholders about any of the resolutions – notwithstanding that each Director only has a personal interest in the resolution which relates to a proposed issue of Shares to him.

(h)
There is no other information known to the directors of the Company that is reasonably required by shareholders in order to make a decision whether or not it is in the Company's interest to pass resolutions 3, 4, 5 and 6.

6.           RESOLUTIONS 7 AND 8 – ISSUES OF OPTIONS TO DIRECTORS

At the annual general meeting held on 19 November 2008 members passed resolutions to grant options to Dr Rudenno and Mr Skipper.

The Options were issued to Dr Rudenno and Mr Skipper on 19 February 2009. This was contrary to the terms of the resolutions and Listing Rule 10.13.3, which required that the Options be issued not more than one month after the date of the meeting. As a result, the Options were cancelled.  The Company now proposes to re-issue these Options.

SAMSON OIL & GAS LIMITED

The purpose of the issues of Options contemplated by resolutions 7 and 8 is to recognise and reward Dr Rudenno’s and Mr Skipper's efforts to date on the Company’s behalf, as well as to provide both Dr Rudenno and Mr Skipper with an additional incentive to continue those efforts for the benefit of the Company and its shareholders.

The Options form part of the non-executive directors’ remuneration packages which, in addition to the Options, include an annual director’s fee of $40,000 each.

It is proposed to issue 500,000 Samson Options to each of Dr Rudenno and Mr Skipper exercisable at 20 cents each and expiring on 30 November 2013.

The Company is cognisant of the ASX Principles of Good Corporate Governance and Best Practice Recommendations, which recommend against the issue of options to non-executive directors.  However, the Board considers the grant of the Options pursuant to resolutions 7 and 8 to be reasonable in the circumstances given the Company's size and stage of development and the necessity to attract and retain the highest calibre of professionals to the role, whilst conserving the Company's cash reserves.

The number, exercise price and other terms of the Options to be issued to the directors have been arrived at by assessing the value of the remuneration packages that would be necessary and appropriate to provide in order to retain and motivate directors of their calibre.

The Options will be issued on the terms set out in Annexure “A” to this Explanatory Memorandum.

The Options are being issued for no consideration and consequently no funds will be raised by the issue.  A total of $200,000 in additional share capital would be raised if the Options were exercised in full.

Shareholder approval is required under section 208 of the Corporations Act for the Company to give a financial benefit to a related party.  Each Director is a “related party” of the Company for this purpose, whilst the issue of the Samson Options constitutes a “financial benefit”.

The following information is provided to shareholders in accordance with section 219 of the Act to enable them to access whether or not it is in the Company’s interests to pass resolutions 7 and 8:

(a)
The persons to whom the resolution would permit a financial benefit to be given are Dr Rudenno and Mr Skipper, each of whom is a director of the Company and a related party of the Company by virtue of section 228(2)(a) of the Act.

(b)	The nature of the financial benefit to be given is the issue of the Options referred to in resolutions 7 and 8.

(c)
Based on a Binomial Option Pricing Model valuation method, the Company estimates that, as at 8 October 2009, the Options had a value per option of $0.006, giving a total value of $3,000 for the Options to be issued to each of Dr Rudenno and Mr Skipper.

The key assumptions used in arriving at the valuation were:

SAMSON OIL & GAS LIMITED

Exercise price	:	20 cents
Expiry date	:	30 November 2013
Volatility factor	:	100%
Share price	:	$0.02
Risk-free interest rate	:	6.5%
Dividend yield	:	-

(d)
Over the last 12 months, the highest recorded sale price of Samson Shares in trading on the ASX was $0.08 (on 13 October 2009), and the lowest recorded sale price was $0.01 (on 21 November 2008).  The last recorded sale price of Samson Shares before lodgment of this Explanatory Memorandum with ASIC was $0.021.

(e)	The current relevant interests of the Directors in Samson securities are set out in Section 5 of this Explanatory Memorandum:

(f)
If all of the Samson Options to be issued pursuant to resolutions 7 and 8 were to be exercised, existing shareholders’ interests in the Company would be diluted by approximately 0.17%, assuming no other Shares were issued (including by way of exercise of existing Options) prior to the exercise of those Options.

(g)	Dr Rudenno has a personal interest in the outcome of resolution 7 and, as such, does not wish to make a recommendation to shareholders about that resolution.

(h)	Mr Skippper has a personal interest in the outcome of resolution 8 and, as such, does not wish to make a recommendation to shareholders about that resolution.

(i)	Each of the other Directors (being Mr Terry Barr and Mr Neil MacLachlan) recommends that shareholders pass resolutions 7 and 8 to enable the Company to obtain the benefits described in this Section 6.

(j)
There is no other information known to the directors of the Company that is reasonably required by shareholders in order to make a decision whether or not it is in the Company’s interests to pass resolutions 7 and 8.

7.           ACTION TO BE TAKEN BY SHAREHOLDERS

Shareholders should read this Explanatory Memorandum carefully before deciding how to vote on the resolutions set out in the Notice of Meeting.

Attached to the Notice of Meeting is a proxy form for use by shareholders.  All shareholders are invited and encouraged to attend the AGM or, if they are unable to attend in person, to complete, sign and return the proxy form to the Company in accordance with the instructions contained in the proxy form and the Notice of Meeting.  Lodgement of a proxy form will not preclude a shareholder from attending and voting at the AGM in person.

SAMSON OIL & GAS LIMITED

ANNEXURE “A”

TERM AND CONDITIONS OF OPTIONS

1.	Each option entitles the holder to subscribe for and be allotted one fully paid ordinary share in the Company at an issue price of 20 cents.

2.	The options will expire on 30 November 2013 (the Expiry Date).

3.	The options are exercisable at any time on or prior to the Expiry Date by notice in writing to the directors of the Company accompanied by payment of the exercise price.

4.	The options are freely transferable, but no application will be made to the ASX for Official Quotation of the options.

5.
All shares issued upon exercise of the options will rank pari passu in all respects with the Company's then existing fully paid ordinary shares.  The Company will apply for Official Quotation by the ASX of all shares issued upon exercise of the options.

6.
There are no participating rights or entitlements inherent in the options and holders will not be entitled to participate in new issues of capital offered to shareholders during the currency of the options.  However, the Company will send a notice to each holder of options at least nine business days before the record date.  This will give optionholders the opportunity to exercise their options prior to the date for determining entitlements to participate in any such issue.

7.
If from time to time on or prior to the Expiry Date the Company makes an issue of shares to the holders of ordinary shares in the Company by way of capitalisation of profits or reserves (a bonus issue), then upon exercise of his options an optionholder will be entitled to have issued to him (in addition to the shares which would otherwise be issued to him upon such exercise) the number of shares of the class which would have been issued to him under that bonus issue (bonus shares) if on the record date for the bonus issue he had been registered as the holder of the number of shares of which he would have been registered as holder if, immediately prior to that date, he had duly exercised his options and the shares the subject of such exercise had been duly allotted and issued to him.  The bonus shares will be paid up by the Company out of profits or reserves (as the case may be) in the same manner as was applied in relation to the bonus issue and upon issue will rank pari passu in all respects with the other shares allotted upon exercise of the options.

8.
There is no right to a change in the exercise price of the options or to the number of shares over which the options are exercisable in the event of a new issue of capital (other than a bonus issue) during the currency of the options.

9.
In the event of any reorganisation of the issued capital of the Company on or prior to the Expiry Date, the rights of an optionholder will be changed to the extent necessary to comply with the applicable ASX Listing Rules in force at the time of the reorganisation.

PROXY FORM
The Secretary
Samson Oil & Gas Limited
Level 36, Exchange Plaza
2 The Esplanade
PERTH  WA  6000

I/We
(Full Name – Block Letters)

of
being a member of Samson Oil & Gas Limited hereby appoint

	to exercise	% of my/our voting rights
(Name of 1st Proxy)

	to exercise	% of my/our voting rights
(2nd Proxy - Optional)

or in his/her absence, the Chairman of the meeting as my/our proxy/proxies to vote on my/our behalf at the General Meeting of the Company to be held at 10.00am on Wednesday 18 November 2009 and at any adjournment thereof.

The Chairman of the meeting will act as your proxy if you do not appoint someone. It is the Chairman’s intention to exercise undirected proxies in favour of the resolution.

If you do not wish to direct your proxy how to vote, please place a mark in the box opposite.  ☐
By marking this box you acknowledge that if you have appointed the Chairman as your proxy, he may exercise the undirected proxy even if he has an interest in the outcome of the resolution and votes cast by him other than a proxy holder will be disregarded because of that interest.

You must either mark the boxes directing your proxy how to vote on the resolution or mark this box indicating that you do not wish to direct your proxy how to vote.  Otherwise, this proxy form will be disregarded.

I/We understand that if I/we have not directed my/our how to vote, my/our proxy may vote or abstain from voting as he or she thinks fit.

	RESOLUTIONS	FOR	AGAINST	ABSTAIN
1.	To re-elect N T MacLachlan as a director	☐	☐	☐

2.	Adoption of remuneration report	☐	☐	☐

3.	Issue of Shares to Mr NT Maclachlan	☐	☐	☐

4.	Issue of Shares to Mr TM Barr	☐	☐	☐

5.	Issue of Shares to Dr V Rudenno	☐	☐	☐

6.	Issue of Shares to Mr K Skipper	☐	☐	☐

7.	Issue of Options to Dr V. Rudenno	☐	☐	☐

8.	Issue of Options to Mr K. Skipper	☐	☐	☐

Dated this	day of	2009.

Signature of Member	Signature of Joint Member

Or if a Company:
THE COMMON SEAL OF	)
Was affixed in the presence of,	)
And the sealing is attested by:	)

Secretary	Director

INSTRUCTIONS FOR APPOINTMENT OF PROXY

(1)	A member entitled to attend and vote at the meeting is entitled to appoint not more than two proxies.

(2)
Where more than one proxy is appointed, each proxy must be appointed to represent a specified proportion of the member's voting rights.  If that proportion is not specified, each proxy may exercise one-half of the member’s voting rights.

(3)	A proxy need not be a member of the Company.

Forms to appoint proxies and the Power of Attorney (if any) under which it is signed or an office copy or notarially certified copy thereof must be deposited with the Company at the registered office, Level 36, Exchange Plaza, 2 The Esplanade, Perth, or faxed to the Company (Fax No: (08) 9220 9820 and for overseas shareholders: (618) 9220 9820), not less than 48 hours before the time for holding the meeting.  A proxy presented by a company should be under the Common Seal of that company.